EXHIBIT 3.1

ARTICLES OF AMENDMENT TO THE AMENDED
AND RESTATED ARTICLES OF INCORPORATION
OF WES CONSULTING, INC.

Pursuant to Section 607.1006 of the Business Corporation Act of the State of Florida, the undersigned, being a Director and the CEO of WES Consulting, Inc. (hereinafter the “Corporation”), a Florida corporation, does hereby certify as follows:

FIRST : The Articles of Incorporation of the Corporation were filed with the Secretary of State of Florida on February 25, 1999 (Document No. P99000018914), and Amended and Restated as filed with the Secretary of State on September 6, 2006 (collectively the “Amended and Restated Articles of Incorporation”).

SECOND : This amendment to the Articles of Incorporation was approved and adopted by all of the Directors of the Corporation on October 20, 2009 and by a majority of its shareholders on October 20, 2009. To effect the foregoing, the text of Article III of the Articles of Incorporation are hereby deleted and replaced in their entirety as follows:

 “ARTICLE III
CAPITAL STOCK

A. The maximum number of shares that the Corporation shall be authorized to issue and have outstanding at any one time shall be one hundred and eighty five million (185,000,000) shares, of which:

(i) Ten Million (10,000,000) shares shall be designated Preferred Stock, $0.0001 par value. The Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, shall be authorized to divide and establish any or all of the unissued shares of Preferred Stock into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.

(ii) One Hundred Seventy Five Million (175,000,000) shares shall be designated Common Stock, $0.01 par value. Each issued and outstanding share of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders and shall be eligible for dividends when, and if, declared by the Board of Directors;

B. The Board of Directors has by resolution designated four million three hundred thousand (4,300,000) shares of Preferred stock Series A Convertible Preferred Stock and having such rights and preferences as set forth in the Designation of Rights and Preferences of Series A Convertible Preferred Stock of WES Consulting, Inc. attached hereto as Exhibit A and made a part hereof.”

THIRD : The foregoing amendments were adopted by all of the Directors on October 20, 2009 and by the majority holders of the Common stock of the Corporation pursuant to the Florida Business Corporation Act on October 20, 2009. Therefore, the number of votes cast for the amendment to the Corporation's Articles of Incorporation was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation this 8th day of February, 2011.

WES Consulting, Inc.

By:	/s/ Louis S. Friedman
Name:	Louis S. Friedman Chief Executive Officer